Exhibit 99.196

DeFi Technologies Expands Availability of Valour's Polkadot, Solana, and Cardano ETPs to Euronext Exchange

•
Trading of three exchange traded products, Cardano (ADA) EUR (ISIN:CH1114178820), Polkadot (DOT) EUR (ISIN: CH1114178812), and Solana (SOL) EUR (ISIN:CH1114178812), began today, April 6, 2022 on Euronext exchanges

•	The ETPs will enable retail and institutional investors to gain exposure to the ADA, DOT, and SOL tokens simply and securely via their bank or broker

TORONTO, April 6, 2022 /CNW/ - DeFi Technologies Inc. (the "Company" or "DeFi Technologies") (NEO: DEFI) (GR: RMJR) (OTC: DEFTF), a technology company bridging the gap between traditional capital markets and decentralised finance, announced today that Valour Inc. ("Valour"), its wholly owned subsidiary and a pioneer in digital asset ETPs, will began trading of Valour Cardano (ADA), Valour Polkadot (DOT), and Valour Solana (SOL) on the Euronext exchange in Paris and Amsterdam. Trading of these ETPs began today, April 6, 2022.

These ETPs will be offered on Euronext Paris and Amsterdam enabling both retail and institutional investors to gain exposure to the native tokens of the Cardano, PolkaDot and Solana networks safely and without navigating the process of opening a crypto wallet.

"By adding to our product offerings in European markets, we are offering millions of investors who are interested in digital assets new and accessible ways to diversify their portfolios," said Tommy Fransson, CEO of Valour. "I am confident that our low fee model and unparalleled access to this emerging asset class will serve as a catalyst for the long term growth of our Euronext offerings."

Valour offers fully hedged digital asset ETPs with low to zero management fees across four European exchanges. Valour's existing product range includes Valour Uniswap (UNI), Cardano (ADA), Polkadot (DOT), Solana (SOL), Avalanche (AVAX), and Terra (LUNA) ETPs, as well as Valour's flagship Bitcoin Zero and Valour Ethereum Zero products, the first fully hedged, passive investment product with Bitcoin (BTC) and Ethereum (ETH) as underlyings which are completely fee-free, while competitors charge up to 2.5% in management fees.

"As we continue to expand our product offerings onto new exchanges, even more people will have access to participating in an industry that is rewriting the future of the financial services industry," said CEO of DeFi Technologies Russell Starr. "Investors are interested in the opportunity to get into crypto as it establishes itself, and Valour's ETPs enable them to do that on regulated exchanges they know and trust."

Learn more about DeFi Technologies and Valour at defi.tech and valour.com.

About DeFi Technologies

DeFi Technologies Inc. is a technology company bridging the gap between traditional capital markets and decentralized finance. Our mission is to expand investor access to industry-leading decentralized technologies which we believe lie at the heart of the future of finance. On behalf of our shareholders and investors, we identify opportunities and areas of innovation, and build and invest in new technologies and ventures in order to provide trusted, diversified exposure across the decentralized finance ecosystem. For more information or to subscribe to receive company updates and financial information, visit https://defi.tech/

About Valour

Valour Inc. issues exchange-listed financial products that enable retail and institutional investors to access investment in disruptive innovations, such as digital assets, in a simple and secure way. Established in 2019 and based in Zug, Switzerland, Valour is a wholly owned subsidiary of DeFi Technologies Inc. (NEO: DEFI) (GR: RMJ.F) (OTC: DEFTF). For more information on Valour, visit https://valour.com

Cautionary note regarding forward-looking information:

This press release contains "forward-looking information" within the meaning of applicable Canadian securities legislation. Forward-looking information includes, but is not limited to the listing of Valour Cardano (ADA), Valour Polkadot (DOT) EUR, and Valour Solana (SOL) ETPs; investor interest in Valour's ETPs; geographic expansion and additional listings of Valour's ETP offerings; the regulatory environment with respect to the growth and adoption of decentralized finance; the pursuit by DeFi Technologies and its subsidiaries of business opportunities; and the merits or potential returns of any such opportunities. Generally, forward-looking information can be identified by the use of forward-looking terminology such as "plans", "expects" or "does not expect", "is expected", "budget", "scheduled", "estimates", "forecasts", "intends", "anticipates" or "does not anticipate", or "believes", or variations of such words and phrases or state that certain actions, events or results "may", "could", "would", "might" or "will be taken", "occur" or "be achieved". Forward-looking information is subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of the Company, as the case may be, to be materially different from those expressed or implied by such forward-looking information. Such risks, uncertainties and other factors include, but is not limited the acceptance of Valour ETPs by exchanges, including the NGM, Frankfurt and Euronext; investor demand for DeFi Technologies' and Valour's products; growth and development of DeFi and cryptocurrency sector; rules and regulations with respect to DeFi and cryptocurrency; general business, economic, competitive, political and social uncertainties. Although the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking information, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking information. The Company does not undertake to update any forward-looking information, except in accordance with applicable securities laws.

THE NEO STOCK EXCHANGE DOES NOT ACCEPT RESPONSIBILITY FOR THE ADEQUACY OR ACCURACY OF THIS RELEASE

View original content to download multimedia:
https://www.prnewswire.com/news-releases/defi-technologies-expands-availability-of-valours-polkadot-solana-and-cardano-etps-to-euronext-exchange-301518637.

SOURCE DeFi Technologies, Inc.

View original content to download multimedia: http://www.newswire.ca/en/releases/archive/April2022/06/c3634.html

%SEDAR: 00007675E

For further information: Investor Relations: Dave Gentry, RedChip Companies Inc., 1-800-RED-CHIP (733-2447), 407-491-4498, Dave@redchip.com; Public Relations: Wachsman PR, defitech@wachsman.com

CO: DeFi Technologies, Inc. CNW 03:00e 06-APR-22